MORGAN JOSEPH & CO. INC.
600 Fifth Avenue, 19th Floor
New York, New York 10020

May 16, 2007

VIA TELECOPY (202) 772-9206
Mr. John D. Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3651

RE:                            Arcade Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-140814) (the “Registration Statement”)

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Arcade Acquisition Corp. (the “Company”), on May 15, 2007, the undersigned, acting as one of the underwriters of the offering, joined in the Company’s request for acce1eration of the effective date and time of the Registration Statement to 5:00 p.m. on May 16, 2007. The undersigned hereby withdraws such request until further notice.

Very truly yours,

MORGAN JOSEPH & CO. INC.

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director